Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE

Zarlink Receives Technology Partnerships Canada Investment to Develop Technologies Supporting Network Migration

o Research and development project focuses on semiconductor technologies supporting smooth network evolution for service providers

OTTAWA, CANADA, October 19, 2006 - Zarlink Semiconductor (NYSE/TSX:ZL) today announced that it will be receiving a research and development investment of up to CND$7.1 million over a three-year period through TPC (Technology Partnerships Canada), an agency of Industry Canada, to develop innovative semiconductor technologies that will allow service providers to migrate to a converged network architecture delivering the complete range of voice, data and multimedia services.

      Through this TPC investment, Zarlink is developing semiconductor technologies that will support a smooth network migration and allow network operators to deliver new applications to their customers while still protecting their investment in legacy communications equipment.

      Global voice and data networks are rapidly evolving from a traditional circuit-based to a new packet-switched architecture based on IP (Internet Protocol) transmission technology. The widespread adoption of IP as an underlying, common technology is allowing network operators to significantly lower their operating costs, while supporting a new range of revenue-generating voice, video and data services alongside call center, security, multimedia and conferencing applications.

      However, this migration to a packet-switched architecture poses a wide range of networking challenges. For example, network operators may encounter severe problems related to different types of network traffic, the need to carry both legacy and new applications based on different technologies, and the "real-time" delivery requirements of many services, including voice and data.

      "We are happy to partner with the Canadian Government on this important research and development project. This investment will help Zarlink develop an

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innovative solution to a key problem faced by service providers today, and continue to generate highly skilled technology employment opportunities in our region," said Kirk Mandy, President and CEO, Zarlink Semiconductor.

About Technology Partnerships Canada

      Technology Partnerships Canada (TPC) is a key instrument for advancing research and development toward commercialization. Working in partnership with innovative companies across Canada, TPC shares in the cost of private sector technology projects in aerospace and defence, in environmental technologies, and in enabling technologies such as information and communications technologies, and biotechnology.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

      Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

      Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; our exposure to product warranty claims resulting from product defects or failures; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

      Zarlink, ZL and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information, editors contact:

Zarlink (Media)                             Zarlink (Investors)

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
(613) 270-7112                              (613) 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com